

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2021

Gregory C. Critchfield, M.D., M.S.
President and Chief Executive Officer
Sera Prognostics, Inc.
2749 East Parleys Way
Suite 200
Salt Lake City, UT 84109

   Re: Sera Prognostics, Inc.
    Draft Registration Statement on Form S-1
    Submitted March 29, 2021
    CIK No. 0001534969

Dear Dr. Critchfield:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary
Overview, page 2

2. We note your statement here and on pages 18, 64 and 76 that you are a "leading" women's

health company. We further note that you have note earned material revenues to-date and have one product. Please expand to provide the basis for your statement or revise.

Our Pipeline, page 4

3.   Please tell us why you believe it is material to investors to include the product candidates other than the PreTRM Test in your product pipeline table given the early stage of development of those candidates.

Business
The PreTRM Test — Our Solution to Preterm Birth
Healthcore/Anthem Health and Economic Study, page 95

4.   Please disclose the results of this study if they are currently known.

Product Pipeline, page 95

5.   Please expand your disclosure to describe the activities performed in each of your pipeline developmental phases, i.e., discovery, verification and validation. Further, please describe the criteria you apply for moving a candidate from one phase to the next.

Other Scientific Publications, page 98

6.   Please tell us the purpose of including information related to these three publications here. Further, tell us how investors should consider the disclosure in light of the fact that one of the publications does not appear directly related to you or your products and one of the publications is described as an "opinion paper." Additionally, with respect to the publication related to the analytical validation of your commercial mass spectrometry proteomic workflow, if this study is material to understanding your business operations, please expand to provide a materially complete description of the study and its results. Please note that you are responsible for the entire content of the registration statement.

Material Agreements
Anthem Commercial Collaboration Agreement, page 99

7.   Please expand to disclose, as of the latest most practicable date, (i) the fees paid by Anthem and (ii) the number of PreTRM tests you have provided under the agreement.

Intellectual Property, page 101

8.   Please expand your disclosure to address the following:
   •   with respect to each of your patent families, clarify the type of protection covered for each of your patents or patent families; and
   •   with respect to your second patent family, disclose the foreign jurisdictions where you have foreign patent applications pending.

Principal Stockholders, page 136

9.   Please ensure that you identify the natural person(s) with voting and/or dispositive power over the shares held by the 5% or greater shareholders identified in your table.

10.   Please expand your beneficial ownership table and related disclosure to provide beneficial ownership disclosure for your principal financial officer, Jay Moyes. Refer to Items 403(b) and 402(a)(3) of Regulation S-K for guidance.

Description of Capital Stock
Exclusive Jurisdiction of Certain Actions, page 142

11.   We note your disclosure on page 51 that your bylaws will provide that the United States District Court for the District of Utah shall be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Please expand your disclosure in this section to clearly describe your federal forum provision, address any uncertainty as to its enforceability and discuss the impact it may have on investors, including increased costs to bring a claim and that the provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. Additionally, please revise here and in the risk factor on page 51, as warranted, to clarify whether your exclusive and federal forum provisions will be in your bylaws or your amended and restated certificate of incorporation.

Note 10. Stock-based Compensation, page F-21

12.   Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

        You may contact Tracey McKoy at 202-551-3772 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Celeste Murphy at 202-551-3257 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Megan N. Gates